Filed by Docent, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Docent, Inc.
Click2learn, Inc.
Commission File No.: 000-31537

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Reorganization, dated as of October 20, 2003 (the "Merger Agreement"), by and among Docent, Inc. ("Docent"), Click2learn, Inc. ("Click2learn"), Hockey Merger Corporation ("Newco"), Devil Acquisition Corporation, a wholly owned subsidiary of Newco, and Canuck Acquisition Corporation, a wholly owned subsidiary of Newco. The following presentation will be used for investor presentations Docent and Click2learn plan to hold. In addition, certain slides may be used for employee presentations.

Click2learn / Docent
Investor Presentation

October, 2003

Safe Harbor

Information in this presentation contains forward-looking statements, including statements about future business operations, financial performance, customer benefits and potential synergies to be derived from the transaction and other market conditions that include risks and uncertainties. These statements are not historical facts or guarantees of future performance or events and are based on current expectations, estimates, beliefs, assumptions, goals and objectives, and neither Docent nor Click2learn assumes any obligation to update any such forward-looking statements. These statements are not guarantees of future results and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from the results expressed or implied by these statements. You are cautioned not to place undue reliance on any forward-
looking statements.  Factors that could cause actual results to differ include, but are not limited to, (i) the challenges and costs of closing, integration and restructuring and the ability to achieve anticipated synergies associated with the announced plans to merge Docent and
Click2learn; (ii) an emerging and rapidly evolving market, (iii) market uncertainty with respect to the proposed merger and acceptance of the combined company’s product offerings by customers and partners; (iv) adverse changes in general economic or market conditions; (v)
delays or reductions in information technology spending; (vi) the ability to attract and retain highly qualified employees; (vii) intense competition in the marketplace and (viii) other events and other important factors disclosed previously and from time to time in Docent’s and
Click2learn’s with the Securities and Exchange Commission,  including the companies’
respective 10-K and 10-Q filings.

Docent and Click2learn Agree to Merge

New Company Poised For Leadership

Most Complete Solution Suite

Greatest R&D and Customer Support Strength

Enhanced Financial Strength & Stability

Over 600 Customers Worldwide

Over $40 million in Cash

Combined, over $60 million of revenue in last
12 months

Our shared vision

 We drive business results through innovative
performance and learning technologies.

Our products & services enable organizations to:

Solve business problems

Improve employee & organizational performance

Increase revenue

Decrease costs

w

Why merge?

Customers are seeking a clear leader

Organizations today understand:

Business impact & ROI of using our software

The importance of an integrated suite

“Mission critical”

Realities of the industry today:

Still fragmented & no “clear” leader

Docent and Click2learn aim to be that leader

Docent and Click2learn

Merging aims to create a leader with:

1.   Financial strength and stability

Balance sheet strength

Sustained profitability & operational leverage

2.   Product and solution strength

Most comprehensive technology suite

R&D organization to keep it there

3.   Operating strength

Customer base to cross-sell to and build from

Customer Service & Support to make it work

Partner base to leverage

Docent and Click2learn

Merging aims to create a leader with:

1.   Financial strength and stability

2.   Product and solution strength

3.   Operating strength

1 Year
10/19/03
280.00
270.00
260.00
250.00
240.00
230.00
220.00
210.00
200.00
190.00
180.00
170.00
160.00
150.00
140.00
130.00
120.00
110.00
100.00
90.00
80.00
70.00
60.00
50.00
40.00
30.00
Nov
Dec
2003
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Charts By EDGAR Online
CLKS
DCNT
SABA

click2learn

DOCENT

8

Two companies with momentum

$18
$16
$14
$12
$10
$8
$6
$4
$2
$0
H1 2002
H2 2002
YTD 2003
DCNT + CLKS
SABA

click2learn

DOCENT

9

Winning in the industry

License Revenue (millions) Among 3 Public Players

Focused On Learning & Business Performance Management

Cash, $ millions
$50
$40
$30
$20
$10
$-
click2learn
+
DOCENT
saba
Pathlore
THINQ
PLATEAU

click2learn

DOCENT

10

Offering strength and stability

Figures for private companies are from industry analyst estimates

Docent and Click2learn

Merging aims to create a leader with:

1.   Financial strength and stability

2.   Product and solution strength

3.   Operating strength

Individual

Identify Business
Goals

Create Action Plan

Communicate Plan

Plan

Learn

Match goals to
learning

Improve skills and
performance

Communicate

Real-time interaction

Share experiences,
critical knowledge

Provide feedback

Measure

Monitor and
Report on results

Have objectives
and plan been
achieved?

Enterprise

Driving business performance

The market has validated a vision…

Drive cost out of

classroom training

Make training more
efficient and reduce
coordination costs

Make learning and
employees more effective
and improve productivity

Identify most powerful levers
to solve business problems
throughout organization and
drive performance

IBT/WBT

LMS

Human Capital
Management

BUSINESS PERFORMANCE MGT.

…and we’ve been delivering it

Docent ’03 Wins

Interwoven

Symbol Technologies

Hewlett-Packard

Rockwell Collins

Siemens

Works (Japan)

Exult

Novartis

Carrefour

Click2learn ’03 Wins

Microsoft

BAE Systems

Standard & Poors

Accenture

Vodafone

Nestle

US Airforce

DeBeers

New Horizons

Select Customer & Partner Wins Announced in 2003

1500
1000
500
0
$ millions
2001
2002
2003
2004
2005
2006
Year
LMS
VCS
LCMS/Other

click2learn

DOCENT

15

Delivering the most comprehensive
solution

2001-2006 CAGR

2002

LMS

30.40%

       364

VCS

35.40%

       266

LCMS

41.00%

         60

Total

36.40%

       690

Only Company
Offering All 3
Capabilities,
Performance
Management, and
Analytics

Primary Source:  IDC

brandon-hall.com
Your Guide to E-Learning
Gartner
META Group
Bottom-Line Guidance for IT and Business Transformation
training
mag.com
Human Resource
Executive
e-learning age

click2learn

DOCENT

16

Leader Learning Management Systems & eLearning
Suites 2003 Magic Quadrants

#1 Vendor Overall 2003 METAspectrum

Top Rating in Meta SPEX Report

Best Learning Management System as voted by

Readers of Training Magazine

2002 Top Training Product

eLearning Age “Best Learning Management Solution, 2003”

Winner: LMS/Performance Management & LCMS Product
Shootout

Earning industry accolades

Docent and Click2learn

Merging aims to create a leader with:

1.   Financial strength and stability

2.   Product and solution strength

3.   Operating strength

click2learn
+
DOCENT
saba.
THINQ

click2learn

DOCENT

18

Enterprise customers

Source: Company reports and Brandon Hall Survey

628

245

222

Microsoft
vodafone
ExxonMobil
Johnson & Johnson
citigroup
Cisco Systems
Pfizer
BT

click2learn

DOCENT

19

Combined, working with 60% of the 15
most valuable companies in the world…

By Market Capitalization

Microsoft
SONY
NTT Communications
vodafone™
Carrefour
ExxonMobil
AXA
SIEMENS
Johnson & Johnson
BOEING
McKESSON
Empowering Healthcare
Ford
FIAT
MERCK
PHILLIPS 66
citigroup
hp
Cisco Systems
Pfizer
BT
A Passion to Perform.
Deutsche Bank
Nestlé
Good Food, Good Life

click2learn

DOCENT

20

...and over 35% of the Global 50…

By Revenue

Microsoft

Albertsons

WELLS FARGO

JPMorganChase

ExxonMobil

it's all inside: JCPenney

Johnson & Johnson

BOEING

McKESSON
Empowering Healthcare

Ford

AT&T

MERCK

PHILLIPS 66

citigroup

hp

CISCO SYSTEMS

Pfizer

Merrill Lynch

Walgreens

SBC

click2learn

DOCENT

21

...as well as 40% of the Fortune 50

By Revenue

accenture
Deloitte.
hp
IBM
EXULT
PRIMEDIA
Workplace Learning
NEC
Raytheon Professional Services
ENABLING CHANGE
Microsoft
THOMSON
NETg
SkillSoft
THE E-LEARNING SOLUTIONS COMPANY
BT

click2learn
DOCENT

22

Extending reach and validation through
marquis partners

Incorporated in 1997

NASDAQ:  DCNT

Headquarters: Mt. View, CA

170 employees

Offices in US, UK, France,
Germany, Japan, Australia

Docent EnterpriseTM and
associated services

Docent Background

“Docent has helped us
increase our Dealer
Satisfaction Index from
50 out of 100 to 87 out of
100.  We couldn’t run
our business without
Docent.”

- Willie Keith,

Harley Davidson

Year to date revenue of
$22 million

Third quarter license
revenue up 18% and total
revenue up 16%

Cash as of September 30,
2003 of $33 million

Cash burn reduced from
$15m to less than $3
million per quarter

Docent Momentum

“The holy grail for this
industry is to move
beyond merely cost
avoidance and ramp up
speed to identify the
impact of training across
all business functions.
Docent's framework will
help lead the industry in
this key direction.”

- Cushing Anderson

IDC

Click2learn Background

Founded by Paul Allen in ‘84

NASDAQ:  CLKS

Headquarters: Bellevue, WA

300 employees

Offices in US, UK, Japan,
India & Australia

Aspen Enterprise Productivity
Suite™, ToolBook and
associated services

“Click2learn has one of
the best reputations in
the industry for
providing e-Learning
technologies and
solutions, and we are
pleased and proud to
have Click2learn as a
partner providing
Microsoft's e-Learning
content.”

- Stephen Guty

Microsoft

Click2learn Momentum

Platform revenue grew
22% in 3Q, & 22% YTD

Fastest in industry

Low operating expense
structure & solid
balance sheet

Cash burn minimal

Almost no debt, cash
equals $14M

“The company’s
platform sales
growth … is quite
remarkable and puts
the company in an

elite class of small
cap application
vendors.”

- Craig-Hallum Capital

Together…

1.   Financial strength

Expected to generate $15M in savings

Near term profitability

2.   Product and solution strength

R&D resources to continue innovation on industry’s
most complete suite

3.   Operating strength

Leverage large customer base

Robust and broad partner network

For more information

            See Press Release and FAQ at:

www.click2learn.com

www.docent.com

Additional information and where to find it

        Docent, Inc. and Click2learn, Inc. intend to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the merger transaction involving Docent and Click2learn.  Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange
Commission’s web site at www.sec.gov.   In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Docent by contacting Docent Investor Relations at
(650) 934-9525.  Investors and security holders may obtain free copies of the documents filed with the Securities and
Exchange Commission by Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.

Docent and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger.  Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Docent and
Click2learn described above.  Additional information regarding the directors and executive officers of Docent is also included in Docent proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 24, 2003.  This document is available free of charge at the Securities and
Exchange Commission’s web site at www.sec.gov and from Docent by contacting Docent Investor Relations at (650)
934-9525.

Click2learn and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger.  Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the proxy statement/prospectus of Docent and Click2learn described above.  Additional information regarding these directors and executive officers is also included in Click2learn’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 23, 2003.  This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.